MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com





                                 March 27, 2008



VIA EDGAR TRANSMISSION

Sonny Oh, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Re:     Post-Effective Amendment No. 15 to the
              Registration Statement on Form N-4 for
              New England Variable Annuity Separate Account
              (File No. 333-51676)

Dear Mr. Oh:

On behalf of New England Life Insurance Company (the "Company") and its separate account, New England Variable Annuity Separate Account, we are responding to the comments that you orally provided to us on March 6 and 7, 2008 in connection with the "American Forerunner Series" post-effective amendment (the "Amendment") filed on January 16, 2008 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (the "1933 Act"). Each of the Staff's comments is set forth below, followed by the Company's response. A printer's proof of the American Forerunner Series prospectus reflecting the responses is attached hereto.

1.       General Comment -- Missing Fee Table Information

         Comment: Please include the missing Fee Table information in a Rule 485(a) filing.

         Response:         The Company will include the missing Fee Table
                           information in a Rule 485(a) filing.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 2


2.       General Comment -- Guarantees and Support Agreements

         Comment: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support the company's guarantees under the Contract.

         Response:         There are no guarantees or support agreements with
                           third parties to support the Company's guarantees under the Contract, other than the net worth maintenance agreement discussed in the Statement of Additional Information.

3.       General Comment -- EDGAR Class Identifier

         Comment: Please confirm that the Contract name on the front cover page of the prospectus is the same as the EDGAR class identifier associated with the Contract.

         Response:         The Contract name on the front cover page of the
                           prospectus -- American Forerunner Series -- is the same as the EDGAR class identifier for the Contract.

4.       Investment Options, page A-8

         Comment: Please define the term EDCA the first time it is referenced.

         Response:         The Company has revised the disclosure to define the
                           term EDCA (Enhanced Dollar Cost Averaging) the first time it is referenced in the prospectus, on page A-8.

5.       Fee Tables and Examples, pages A-11 -- A-17

         Comment:          a. Please disclose the range of state premium taxes.

         Response:         a. The Company has revised the prospectus to disclose
                              the range of state premium taxes in the narrative preceding the Fee Table.

         Comment:          b. Please reduce the font size of the table in
                              Footnote 1 to the Contract Owner Transaction
                              Expenses section of the Fee Table so that it is the same as the font size of the rest of the Footnote.

         Response:         b. The Company has reduced the font size of the table
                              in Footnote 1 so that it is the same as the font size of the rest of the Footnote.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 3


         Comment:          c. Please disclose each maximum guaranteed charge
                              before its corresponding current charge, where applicable.

         Response:         c. The Company has revised the disclosure so that
                              each maximum guaranteed charge is provided before its corresponding current charge.

         Comment:          d. Please add a heading titled "Optional Benefit
                              Riders" before the Enhanced Death Benefit Rider in the Fee Table.

         Response:         d. The Company has added a heading titled "Optional
                              Benefit Riders" to precede the optional rider charges.

         Comment:          e. Please confirm that the range of Total Annual
                              Eligible Fund Operating Expenses and Net Total Annual Eligible Fund Operating Expenses complies with Instruction 17(a) to Item 3 of Form N-4. Please also confirm that the fund expenses set forth in the Annual Eligible Fund Operating Expenses table comply with Item 3 of Form N-1A, including Instruction 3(f). Finally, please confirm that the duration of each contractual fund waiver and reimbursement reflected in the Net Total Annual Eligible Fund Operating Expenses is at least one year beyond the date of the prospectus.

         Response:         e. The Company confirms that when it updates the
                              expenses of the underlying funds, it will ensure that: i) the range of Total Annual Eligible Fund Operating Expenses and Net Total Annual Eligible Fund Operating Expenses complies with Instruction 17(a) to Item 3 of Form N-4; ii) the fund expenses set forth in the Annual Eligible Fund Operating Expenses table comply with Item 3 of Form N-1A, including Instruction 3(f); and iii) the duration of each contractual fund waiver and reimbursement reflected in the Net Total Annual Eligible Fund Operating Expenses is at least one year beyond the date of the prospectus.

         Comment:          f. Please confirm that the expense examples reflect
                              the highest combination of Contract fees and expenses, and that any contractual expense reimbursements and/or waivers reflected in the examples do not extend beyond the duration of the reimbursement or waiver.

         Response:         f. The Company confirms that when it updates the
                              expense examples, it will ensure that the examples reflect the highest combination of Contract fees and expenses. With respect to

Sonny Oh, Esq.
Securities and Exchange Commission
Page 4


                              ensuring that the examples do not reflect contractual expense reimbursements and/or waivers that extend beyond the duration of the reimbursement or waiver, the expense examples reflect fund expenses before any reimbursement and/or waiver, as noted in the paragraph preceding each expense example.

6.       Fixed Account, page A-28

         Comment: Please define the name of the Predictor Plus rider early in the prospectus, conform the references to the Predictor Plus as described in the Fixed Account discussion and on page A-34 of the prospectus, and be consistent with respect to such references throughout the prospectus.

         Response:         The Company will ensure that any references to the
                           Predictor Plus (also known as the GMIB Plus I Rider) are consistent throughout the April 28, 2008 prospectus.

7.       The Contracts, page A-29

         Comment: Please clearly disclose that the Company expects to make a profit from the higher charges associated with the bonus. In addition, please state that there may be circumstances where a Contract Owner may be worse off as a result of the bonus, and identify such circumstances. Finally, please identify all circumstances in which the bonus may be recaptured.

         Response:         The Company discloses generally in the charges
                           section of the prospectus that it may profit from Contract charges. However, the Company respectfully declines to add disclosure stating that it will profit from higher charges associated with the bonus, because the Company does not expect to make any additional profit from such higher charges. Rather, the higher charges associated with the bonus are imposed merely to offset the cost of the bonus. The
                           Company notes that the B Plus Class is no more profitable than any of the other Classes of the Contract.

                           The Company has added disclosure to the section of the prospectus discussing the Classes of the Contract to explain that there may be circumstances where a Contract Owner may be worse off as a result of the bonus, with examples of such circumstances.

                           With respect to bonus recapture, the Company has revised the disclosure to clarify that it will only recapture the bonus during the free look period.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 5


8.       Ten Day Right to Review, page A-30

         Comment: Please add disclosure stating that if the surrender value is greater than premium payments on the effective date of a "free look," the Contract Owner will receive the surrender value regardless of state law.

         Response:         The Company respectfully declines to add such
                           disclosure because it would require a change in the Company's current policies regarding free look rights that would be costly and burdensome and are not necessary for investor protection. Under the Company's existing procedures, in states that require insurers to return premium payments during the free look period, the Company refunds premium payments even if the surrender value is higher (which, by the way, is rare). While erstwhile Contract Owners clearly should be entitled to their Contract's surrender value at any time after the free look period, the Company believes it is entirely appropriate to refund premium payments rather than giving the surrender value to a Contract Owner who has chosen to end his or her relationship with the Company during the free look period.

                           Moreover, the Company's administrative systems are not currently capable of returning the greater of purchase payments or surrender value in states that only require return of purchase payments. Accordingly, it would be a significant administrative and financial burden for the Company to change its systems. Furthermore, the Company notes that Rule 6e-3(T) under the Investment Company Act of 1940 provides that an insurer is exempt from Section 27(f), so long as the insurer permits the Contract Owner to withdraw from the Contract during a specified time period (the "free look" period) and the insurer refunds the Contract Owner cash value plus charges, provided that "if state law or the contract so require, the redeeming contract [owner] shall receive a refund of all payments made for such contract." Although Rule 6e-3(T) is not applicable in this situation, the Company believes the fact that there is no "greater of" standard apparent in this rule is an indication that the Commission did not determine it is necessary to provide a "greater of" free look right to variable contract owners generally.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 13


9.       Investment Allocation Restrictions, page A-32

         Comment: Please clarify whether and when any changes in classification of a subaccount will result in rebalancing regardless of whether a new purchase payment or request for a transfer has been made.


         Response:         The Company respectfully declines to make any
                           revisions to the disclosure relating to the changes in classification of a subaccount. As noted in the disclosure, "[w]e may determine or change the classification of a subaccount in the event that a subaccount is added, deleted, substituted, merged or otherwise reorganized. In that case, any change in classification will only take effect as to your contract in the event you make a new purchase payment or request a transfer among subaccounts." The Company believes that the existing disclosure is clear that a subaccount will only be reclassified (and thus rebalanced) if a new purchase payment or transfer request is made.

10.      General Comment -- Purchase Payment Formulas

         Comment: With respect to any formulas based all or in part on purchase payment amounts, please disclose whether or not the calculation of a purchase payment includes its corresponding bonus amount.

         Response:         The Company will ensure that, in the April 28, 2008
                           prospectus, any formulas based all or in part on purchase payment amounts will indicate whether or not the calculation of a purchase payment includes its corresponding bonus amount.

11.      Enhanced Death Benefit Rider, page A-36

         Comment: Please disclose whether the Company will continue to assess the rider charge if the Contract Owner discontinues the Automatic Annual Step-Up.

         Response:         The Company has revised the prospectus to clarify
                           that if a Contract Owner discontinues the Automatic
                           Annual Step-Up, the charge for the Enhanced Death
                           Benefit will not end.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 7


12.      Enhanced Death Benefit Rider, page A-35

         Comment: Please provide examples of the operation of the death benefit base.

         Response:         The Company has created a new prospectus appendix
                           with an example of how the enhanced death benefit operates, including the death benefit base.

13.      Options for Death Proceeds, page A-37

         Comment: Please confirm that the tax disclosure is updated throughout the prospectus.

         Response:         The Company confirms that the tax disclosure will be
                           updated throughout the April 28, 2008 prospectus.

14.      Market Timing, page A-40

         Comment: With respect to Eligible Funds other than the Monitored Portfolios, please add disclosure explaining that there is a risk that market timing in those funds could occur, and that such an occurrence could be detrimental to other Contract Owners.

         Response:         The Company respectfully declines to add disclosure
                           on the market timing risk associated with non-Monitored Portfolios. The Company does not state that there is no possibility that market timing will occur in these portfolios; rather, the Company states that it believes there is not a "significant" opportunity that market timing will occur. The
                           Company does not believe that a Contract Owner could fail to understand that there is a small possibility of market timing occurring in the non-Monitored
                           Portfolios. Moreover, to the extent a Contract Owner is concerned with the possibility of market timing occurring in the non-Monitored Portfolios, the risks associated with market timing are clearly described in the first paragraph of this section.

15.      State Variations, page A-46

         Comment:          a. Please disclose all state variations in the
                              prospectus.

         Response:         a. The Company has assessed the number of state
                              variations that would need to be disclosed on an ongoing basis, including free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders,

Sonny Oh, Esq.
Securities and Exchange Commission
Page 8


                              and has determined that the list of the state variations would be extremely lengthy and confusing to Contract Owners. In addition, state variations are constantly changing so if the Company was to disclose the variations in the prospectus, it would continuously be required to "sticker" the prospectus. Form N-4 does not require that state variations be disclosed and the Company believes that the current disclosure sufficiently alerts Contract Owners to the fact that there are state variations among Contracts and that Contract Owners must therefore consult their own Contract for the terms that apply in their state. The Company, therefore, believe that the administrative costs involved with disclosing the state variations on an ongoing basis would greatly outweigh any potential benefits.

                              However, to further emphasize that state variations do exist, the Company has clarified that different features, benefits, and costs may occur "because of state law variations," and has added the following disclosure: "These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders."

         Comment:          b. Please remove any disclosure stating that the
                              prospectus provides a general description of the Contracts, and the actual Contract and any endorsement are the controlling documents. In addition, please add disclosure indicating that all material features, rights, and obligations under the Contract are described in the prospectus.

         Response:         b. The Company has revised this section to focus
                              solely on state variations and to remove any implication that the prospectus cannot be relied upon. Accordingly, this prospectus provision now reads as follows: "Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. If you would like to review a copy of your Contract and any endorsements, contact our Annuity Administrative Office."

Sonny Oh, Esq.
Securities and Exchange Commission
Page 9


16.      GMIB Plus II, pages A-59 -- A-60

         Comment:          a. Please clarify what is meant by "eligible Contract
                              Anniversary."

         Response:         a. The Company will clarify the phrase "eligible
                              Contract Anniversary" throughout the April 28, 2008 prospectus.

         Comment:          b. Please disclose whether the Company will continue
                              to assess the rider charge if the Contract Owner discontinues the Automatic Annual Step-Up.

         Response:         b. The Company has revised the prospectus to clarify
                              that if a Contract Owner discontinues the Automatic Annual Step-Up, the charge for the GMIB Plus II will not end.

         Comment:          c. Please bold the disclosure that states if the
                              Guaranteed Principal Option is exercised, the GMIB rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter.

         Response:         c. The Company has bolded the disclosure that states
                              if the Guaranteed Principal Option is exercised, the GMIB rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter.

17.      GMIB Plus I, page A-62

         Comment: Please revise the paragraph discussing Contracts issued before February 26, 2007 applying plain English principles, and provide an example of the calculation described in the disclosure.

         Response:         The Company has revised the paragraph discussing
                           Contracts issued before February 26, 2007 so that the disclosure is more consistent with plain English principles. The Company also has provided a cross-reference to Appendix D of the prospectus, which provides examples of the GMIB Plus II with a 6% annual increase rate and notes that the only difference between the two riders in the example is the annual increase rate.

18.      Tax Disclosure, page A-65

         Comment: Please bold the disclosure that discusses the tax treatment of withdrawals under the GWB and LWG riders.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 10


         Response:         The Company has bolded the disclosure that discusses
                           the tax treatment of withdrawals under the GWB and LWG riders.

19.      Tax Disclosure, page A-66

         Comment:          a. Please disclose how the amount of remaining Annual
                              Benefit Payments is determined once the Contract Value and/or Remaining Guaranteed Withdrawal Amount, as applicable, declines to zero.

         Response:         a. The Company has revised the prospectus to clarify
                              how the amount of remaining Annual Benefit
                              Payments is determined once the Contract Value and/or Remaining Guaranteed Withdrawal Amount, as applicable, declines to zero.

         Comment:          b. Please bold the disclosure that discusses when to
                              begin taking withdrawals under the LWG II rider.

         Response:         b. The Company has bolded the disclosure that
                              discusses when to begin taking withdrawals under the LWG II rider.

20.      Enhanced Guaranteed Withdrawal Benefit, page A-72

         Comment: Please add disclosure to the Lifetime Withdrawal Guarantee section of the prospectus that is similar to the withdrawal charge and tax disclosure set forth on page A-72 for the Enhanced Guaranteed Withdrawal Benefit.

         Response:         The Company has moved the withdrawal charge and tax
                           disclosure from page A-72 to the Facts About
                           Guaranteed Withdrawal Benefit Riders section of the
                           Guaranteed Withdrawal Benefit discussion, which addresses both the Lifetime Withdrawal Guarantee and the Enhanced Guaranteed Withdrawal Benefit.

21.      Lifetime Withdrawal Guarantee II, page A-67

         Comment:          a. Please clarify that the failure to enroll in the
                              Required Minimum Distribution program may result in mandatory Excess Withdrawals.

         Response:         a. The Company has revised the prospectus to clarify
                              that if a Contract Owner has not enrolled in the Required Minimum Distribution program, then withdrawals taken to satisfy required minimum distribution amounts will be treated as Excess Withdrawals if they exceed the Annual Benefit Payment.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 11


         Comment:          b. Please clarify how the Company will reconcile the
                              calculation of Annual Benefit Payments that must satisfy minimum distribution requirements (and thus must be determined each calendar year) and those Annual Benefit Payments that do not (and thus are determined each Contract Year).

         Response:         b. As indicated in the current disclosure, in order
                              to qualify for the increased Annual Benefit
                              Payment amount, a Contract Owner must enroll in the Automated Required Minimum Distribution program and the frequency of withdrawals must be annual. The Company is not required to calculate the Annual Benefit Payment in that situation any differently than it normally would. The Company merely compares the current Annual Benefit Payment to the most recently calculated required minimum distribution amount, and, as stated, if the required minimum distribution amount exceeds the then current Annual Benefit Payment, the Company increases the Annual Benefit Payment to the required minimum distribution amount so that the annual withdrawal made under the Automated Required Minimum Distribution program will not trigger the adjustments to the benefit amounts at the next Contract Anniversary. The Company has revised the disclosure to clarify the operation of this feature.

22.      Legal Proceedings, page A-87

         Comment: Please update the Legal Proceedings disclosure, if necessary.

         Response:         The Company confirms that the Legal Proceedings
                           disclosure will be updated, if necessary, for the April 28, 2008 prospectus.

23.      General Comment -- Statement of Additional Information

         Comment: Please note that the Statement of Additional Information did not appear to be included in the Amendment.

         Response:         The Statement of Additional Information will be
                           included in the next post-effective amendment to the registration statement.

24.      General Comment -- Legal Opinion

         Comment: Please ensure that the Company has filed a legal opinion as an exhibit to the registration statement.

Sonny Oh, Esq.
Securities and Exchange Commission
Page 12


         Response:         The Company filed a legal opinion as an exhibit to
                           the registration statement on April 29, 2004.

25.      General Comment - Powers of Attorney

         Comment: Please ensure that the powers of attorney specifically relate to the registration statement.

         Response:         All powers of attorney filed in connection with the
                           Amendment specifically relate to the registration statement.

26.      General Comment -- Tandy Representations

         Comment:          Please provide the appropriate Tandy representations.

         Response:         The Company will submit a letter under separate cover
                           acknowledging the Tandy representations.

                                      * * *

We hope that you will find these responses satisfactory. We appreciate the Staff's assistance in reviewing this filing. If you have any questions or comments, please contact the undersigned at (202) 383-0698 or Elisabeth Bentzinger at (202) 383-0717.

                                             Sincerely,



                                             Mary E. Thornton

Enclosure

cc:         Michele Abate, Esq.
            Elisabeth Bentzinger, Esq.

Internal Revenue Code ("the Code") and a Simple Retirement Account ("SIMPLE IRA") under paragraph 408(p) of the Code. A contract generally may have two owners (both of whom must be individuals). Subject to state approval, certain retirement plans qualified under the Internal Revenue Code ("the Code") may purchase the Contract.

     FOR ANY TAX QUALIFIED ACCOUNT (E.G. INDIVIDUAL RETIREMENT ACCOUNTS), THE TAX DEFERRED ACCRUAL FEATURE IS PROVIDED BY THE TAX QUALIFIED RETIREMENT PLAN. THEREFORE, THERE SHOULD BE REASONS OTHER THAN TAX DEFERRAL FOR ACQUIRING AN ANNUITY CONTRACT WITHIN A QUALIFIED PLAN.

     For contract transactions, we rely on instructions from Contract Owners, whether a trustee or custodian of an eligible retirement plan or an individual owner.

INVESTMENT OPTIONS:


     You may allocate purchase payments to the subaccounts or to the Fixed Account. The Fixed Account is not available to Contracts purchased on or after May 1, 2003 for which the C Class has been selected. The Fixed Account is also not available to Contracts purchased in New York on or after May 1, 2003 if the optional Guaranteed Minimum Income Benefit ("GMIB I") or a Guaranteed Withdrawal Benefit or Lifetime Withdrawal Guarantee is selected. If you elect to purchase the GMIB Plus II Guaranteed Minimum Income Benefit, the Lifetime Withdrawal Guarantee II, or the Enhanced Death Benefit, you are limited to allocating your purchase payments and Contract Value as described in "THE
CONTRACTS -- Investment Allocation Restrictions for Certain Riders." If you elect to purchase the GMIB Plus I Guaranteed Minimum Income Benefit, you are limited to allocating your purchase payments and Contract Value among the MetLife Conservative Allocation Subaccount, MetLife Conservative to Moderate Allocation Subaccount, MetLife Moderate Allocation Subaccount, MetLife Moderate to Aggressive Allocation Subaccount and, if you use enhanced dollar cost averaging ("EDCA"), the EDCA Guaranteed Account (provided your EDCA destination portfolios are one of the above Subaccounts). If you elect to purchase the Lifetime Withdrawal Guarantee I, you are limited to allocating your purchase payments and Contract Value to the same subaccounts, however, you may also allocate monies to the BlackRock Money Market Subaccount and the Fixed Account. If you elect to purchase the optional Guaranteed Minimum Accumulation Benefit, you are limited to allocating your purchase payments and Contract Value to one of the MetLife Conservative Allocation Subaccount, MetLife Conservative to Moderate Allocation Subaccount, MetLife Moderate Allocation Subaccount ("GMAB Asset Allocation Subaccounts") and the EDCA Guaranteed Account (provided your EDCA destination portfolio is one of the GMAB Asset Allocation Subaccounts). You can allocate your Contract Value among the subaccounts and the Fixed Account as you choose any time (subject to limitation). However, you may not choose more than 18 subaccounts (including the Fixed Account) at the time you submit your initial purchase payment. You may not choose more than 18 subaccounts (including the Fixed Account) at the time you submit a subsequent purchase payment, unless you notify us of your chosen allocation one or more days prior to submitting the payment. You must allocate a minimum of $500 dollars to each account you select. However, for individual retirement annuities, individual retirement accounts and Roth Individual Retirement Accounts, if purchase payments are less than $2,000, then you may allocate the payment to a maximum of four subaccounts.


     You can change your purchase payment allocation (unless you elect to purchase the optional Guaranteed Minimum Accumulation Benefit). We believe that under current tax law you can transfer Contract Value between accounts without federal income tax. We reserve the right to limit transfers and charge a transfer fee. Currently, we do not charge a transfer fee or limit the number of transfers, but we do apply special limits to "market timing." (See "Transfer Privilege--Market Timing.") The minimum transfer amount is currently $500, unless we have agreed otherwise. Special limits may apply to transfers to and from the Fixed Account. (See "THE FIXED ACCOUNT.") The maximum transfer amount is $500,000 for each transaction.

CHARGES:

     We apply the following charges to your Contract:

     --   premium tax charge, in some states.

     -- asset-based insurance charge at an annual rate ranging from 1.15% to 1.95% of the Variable Account's daily net assets depending upon the Class and death benefit option you select (these amounts increase by .25% for subaccounts investing in the American Funds Insurance Series).

                                   FEE TABLE


     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes of 0% to 3.5% may also be deducted.


CONTRACT OWNER TRANSACTION EXPENSES

          Sales Charge Imposed on Purchase Payments.........  None
          Withdrawal Charge (as a percentage of each
            purchase payment)...............................  9% declining annually -- see Note
                                                              (1)
          Transfer Fee(2)...................................  $25

NOTES:
(1) The Withdrawal Charge is a declining percentage of each purchase payment and varies by Contract Class, as follows:

        NUMBER OF
        COMPLETE YEARS FROM RECEIPT OF                 STANDARD CLASS    B PLUS CLASS    L CLASS    P CLASS    C CLASS
        PURCHASE PAYMENT                                   CHARGE           CHARGE       CHARGE     CHARGE     CHARGE
        ------------------------------                 --------------    ------------    -------    -------    -------
        0............................................         7%               9%            7%        8%       None
        1............................................         6%               8%            6%        8%
        2............................................         6%               8%            5%        8%
        3............................................         5%               7%            0%        7%
        4............................................         4%               6%            0%        6%
        5............................................         3%               5%            0%        5%
        6............................................         2%               4%            0%        4%
        7............................................         0%               2%            0%        3%
        8............................................         0%               2%            0%        2%
        9 and thereafter.............................         0%               0%            0%        0%

(2) Currently, we do not charge this fee. We reserve the right to limit the number and dollar amount of transfers and impose a transfer fee of up to $25. We will not restrict transfers to less than 12 per Contract Year.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

VARIABLE ACCOUNT ANNUAL EXPENSES*
(as a percentage of average daily net assets in the subaccounts)

        Asset-Based Insurance Charge for all subaccounts except the American Funds Bond, American Funds Growth, American Funds Growth-Income, and American Funds Global Small Capitalization Subaccounts(1)

           DEATH BENEFIT:**                      STANDARD CLASS   B PLUS CLASS(2)   C CLASS   L CLASS   P CLASS
           ----------------                      --------------   ---------------   -------   -------   -------
           Standard Death Benefit..............      1.25%             1.60%         1.60%     1.50%     1.15%
           Annual Step-Up Death Benefit........      1.45%             1.80%         1.80%     1.70%     1.35%
           Greater of Annual Step-Up or 5%
             Annual Increase Death Benefit.....      1.60%             1.95%         1.95%     1.85%     1.50%

        Asset-Based Insurance Charge for the American Funds Bond, American Funds Growth, American Funds Growth-Income, and American Funds Global Small Capitalization Subaccounts(1)

        DEATH BENEFIT:**                      STANDARD CLASS   B PLUS CLASS(2)   C CLASS   L CLASS   P CLASS
        ----------------                      --------------   ---------------   -------   -------   -------
        Standard Death Benefit..............      1.50%             1.85%         1.85%     1.75%     1.40%
        Annual Step-Up Death Benefit........      1.70%             2.05%         2.05%     1.95%     1.60%
        Greater of Annual Step-Up or 5%
          Annual Increase Death Benefit.....      1.85%             2.20%         2.20%     2.10%     1.75%

        Earnings Preservation Benefit Rider(3)....................................................    0.25%


OTHER CONTRACT FEES
          Annual Contract Administrative Fee(4)...........                                $30
OPTIONAL BENEFIT RIDERS
          Enhanced Death Benefit Rider (issue age
            0-[60-80](5)..................................  Maximum Guaranteed Charge:   1.50%
                                                                       Current Charge:   [  ]%
          Enhanced Death Benefit Rider (issue age
            [60-80](5)....................................  Maximum Guaranteed Charge:   1.50%
                                                                       Current Charge:   [  ]%
          Guaranteed Minimum Income Benefit (GMIB Plus
            II)(6)........................................  Maximum Guaranteed Charge:   1.50%
                                                                       Current Charge:   [  ]%
          Guaranteed Minimum Income Benefit (GMIB Plus
            I)(6).........................................  Maximum Guaranteed Charge:   1.50%
                                                                       Current Charge:   0.80%
          Guaranteed Minimum Income Benefit (GMIB II or
            GMIB I)(6)....................................             Current Charge:   0.50%
          Guaranteed Withdrawal Benefit(7)................  Maximum Guaranteed Charge:   0.95%
                                                                       Current Charge:   0.50%
          Enhanced Guaranteed Withdrawal Benefit(7).......  Maximum Guaranteed Charge:   1.00%
                                                                       Current Charge:   0.55%
          Lifetime Withdrawal Guarantee II Benefit (Single
            Life Version)(8)..............................  Maximum Guaranteed Charge:   1.25%
                                                                       Current Charge:   [  ]%
          Lifetime Withdrawal Guarantee II Benefit (Joint
            Life Version)(8)..............................  Maximum Guaranteed Charge:   1.50%
                                                                       Current Charge:   [  ]%
          Lifetime Withdrawal Guarantee I Benefit (Single
            Life version)(8)..............................  Maximum Guaranteed Charge:   0.95%
                                                                       Current Charge:   0.50%
          Lifetime Withdrawal Guarantee I Benefit (Joint
            Life version)(8)..............................  Maximum Guaranteed Charge:   1.40%
                                                                       Current Charge:   0.70%
          Guaranteed Minimum Accumulation Benefit(9)......             Current Charge:   0.75%


NOTES:
* We are waiving the Asset Based Insurance Charge in the amount of 0.08% for the Subaccount investing in the BlackRock Large Cap Core Portfolio.

** Please see below for an additional optional death benefit rider, the Enhanced Death Benefit, for which the charge is assessed on the death benefit base and deducted annually from your Contract Value.

(1) For Contracts issued prior to May 1, 2003, the Asset-Based Insurance Charge for the Annual Step-Up Death Benefit and the Greater of Annual Step-Up or 5% Annual Increase Death Benefit is 0.10% lower than what is described in the table. After annuitization, the amount of the Asset-Based Insurance Charge for each Class will be the charge that would apply for the standard death benefit; except that for the B Plus Class and the P Class, the Asset-Based Insurance Charge will be 1.25% after annuitization (1.50% for the American Funds Bond, American Funds Growth, American Funds Growth-Income, and American Funds Global Small Capitalization Subaccounts). We reserve the right to impose an increased Asset-Based Insurance Charge on other subaccounts that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such subaccounts.

(2) The Asset-Based Insurance Charge will be reduced on the B Plus Class by 0.35% after the expiration of the 9-year Withdrawal Charge period.

(3) The charge for the Earnings Preservation Benefit Rider will not be assessed after annuitization.

(4) We will also deduct this fee on full withdrawal (regardless of contract size) and pro rata on annuitization. This fee will not be deducted during the accumulation period or on annuitization for Contracts with a Contract Value of $50,000 or more. We reserve the right to deduct this fee during the Annuity Period, pro rata from each annuity payment.

(5) The death benefit base is initially set at an amount equal to your initial purchase payment. The death benefit base may increase with additional purchase payments. See "THE CONTRACTS -- Enhanced Death Benefit" for a definition of the term death benefit base. If you elect both the Enhanced Death Benefit rider and the GMIB Plus II rider, the charge for the Enhanced Death Benefit will be reduced to [ ]% of the death benefit base if you are age 0-[60-80] at issue and [ ]% of the death benefit base if you are age [60-80] at issue.

choose the Class that best meets your needs. Prior to issuance, you must select one of the following five available Classes of the Contract:

STANDARD CLASS

     If you do not select a Class, your Contract will be issued as a Standard Class Contract. The Standard Class imposes a Withdrawal Charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing over 7 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.25% to 1.60% during the accumulation period, depending on the death benefit that you select.

B PLUS CLASS

     If you select this Class, we will add a bonus amount to your Contract Value every time you make a purchase payment within the first Contract Year. The amount of the bonus is currently 4% of the amount of the purchase payment. The purchase payment bonus will be allocated among the subaccounts and the Fixed Account in the same manner as your purchase payments.

     The B Plus Class imposes a Withdrawal Charge on withdrawals equal to a maximum of 9% of each purchase payment, reducing over 9 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.60% to 1.95% during the withdrawal charge period, depending on the death benefit that you select. This charge is reduced by 0.35% after the expiration of the withdrawal charge period. The Asset-Based Insurance Charge will be 1.25% after annuitization (see "Asset-Based Insurance Charge").


     Generally, an annuity with a purchase payment bonus may have higher charges and expenses than a similar annuity without a purchase payment bonus. Or, it may have less advantageous benefits and other features, or some combination of different charges and benefits. Alternatively, the charges and features could be the same, but we could make less profit or pay lower commissions to sales agents, or both. In addition, you should know that over time and under certain circumstances (such as withdrawal during the last few years that a withdrawal charge applies, or after an extended period of poor market performance), the costs associated with a bonus may exceed the bonus amount and any related earnings. Accordingly, you should always consider the expenses along with the benefits and other features to be sure any annuity or class of annuity meets your financial needs and goals. Additionally, the annuity purchase rates for the B Plus Class Contract are different than for other Classes (see "Amount of Annuity Payments").



     If you cancel the Contract by returning it during the Free Look Period, we will deduct any bonus amounts from the refund amount. We will take back the premium credit as if it had never been applied if we recapture a purchase payment bonus. However, the amount returned to you will not be decreased by any investment loss and you will retain any investment gain attributable to the bonus.


C CLASS

     The C Class does not impose any Withdrawal Charge on withdrawals, but imposes a higher Asset-Based Insurance Charge than the Standard Class. This Asset-Based Insurance Charge ranges from 1.60% to 1.95% during the accumulation period, depending on the death benefit that you select.

L CLASS

     The L Class reduces the period of time that a Withdrawal Charge applies on withdrawals, but imposes a higher Asset-Based Insurance Charge than the Standard Class. Specifically, the L Class imposes a Withdrawal Charge on withdrawals for three years equal to a maximum of 7% of each purchase payment (reducing to 6% in the second year and 5% in the third year). It also imposes an Asset-Based Insurance Charge that ranges from 1.50% to 1.85% during the accumulation period, depending on the death benefit that you select.

P CLASS

     The P Class lengthens the period of time that a Withdrawal Charge is imposed on withdrawals, and imposes a lower Asset-Based Insurance Charge than the Standard Class. Specifically, the P Class imposes a Withdrawal Charge on withdrawals equal to a maximum of 8% of each purchase payment, reducing over 9 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.15% to 1.50% during the accumulation period, depending on the death benefit that you select. The Asset-Based Insurance Charge will be 1.25% after annuitization (see "Asset-Based Insurance Charge").

you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Administrative Office no less than seven calendar days prior to the applicable Contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Administrative Office that you wish to reinstate the Step-Ups. This reinstatement will take effect at the next Contract anniversary after we receive your request for reinstatement.

     If you have also elected the Predictor Plus II rider and you elect Optional Step-Ups to occur under the Automatic Annual Step-up, it will remain in effect through the seventh Contract anniversary following the date you make the election. You may make a new election if you want Automatic Annual Step-Ups to continue after the seventh Contract anniversary.


     You may discontinue Automatic Annual Step-Ups at any time by notifying us in writing to our Annuity Administrative Office (or by any other method acceptable to us), at least 30 days prior to the Contract anniversary following the date you make this election. If you discontinue Automatic Annual Step-Ups, the Enhanced Death Benefit rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.


     INVESTMENT ALLOCATION RESTRICTIONS. If you select the Enhanced Death Benefit rider, there are certain investment allocation restrictions. (See "THE CONTRACTS--Investment Allocation Restrictions for Certain Riders.")

     TERMINATION OF THE ENHANCED DEATH BENEFIT. The Enhanced Death Benefit will terminate upon the earliest of:

          (a) The date you make a total withdrawal of your Contract Value (a pro rata portion of the rider charge will be assessed);

          (b) The date there are insufficient funds to deduct the Enhanced Death Benefit rider charge from your Contract Value;

          (c) The date you annuitize your Contract (a pro rata portion of the rider charge will be assessed);

          (d) A change of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), subject to our administrative procedures;

          (e) The date you assign your Contract, subject to our administrative procedures;

          (f) The date the death benefit amount is determined (excluding the determination of the death benefit amount under the spousal continuation option); or

          (g) Termination of the Contract to which this rider is attached.

EARNINGS PRESERVATION BENEFIT RIDER

     The Earnings Preservation Benefit Rider is an optional rider that provides an additional death benefit ("Additional Death Benefit") to assist with covering income taxes payable upon death. This rider may not be suitable for all Contract Owners (particularly those approaching age 70 1/2) or in all circumstances. You should discuss with your registered representative whether this rider is appropriate for your needs and circumstances.

     The Additional Death Benefit Amount will be calculated upon the death of the first Owner or Joint Owner. If the spouse is the beneficiary and elects to continue the Contract, then he or she may: (1) continue the rider so that the Additional Death Benefit is payable upon his or her death; or (2) discontinue the rider and have the Additional Death Benefit that would have been payable at the Owner's death added to the Contract Value. The rider terminates, and the rider fee is no longer deducted, upon payment of the Additional Death Benefit.

     Before the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, the Earnings Preservation Benefit is equal to the applicable Benefit Percentage from the table below times the amount calculated by (a)-(b) below:

          (a) is the death benefit under your Contract; and

          (b) total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals (including any applicable Withdrawal Charge) are first applied against earnings in the Contract and then against purchase payments.

     If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay, we will treat your request as having been received on the following business day.

     All other requests must be in written form, satisfactory to us. We may allow requests for a withdrawal over the telephone, by fax, or through the Internet, subject to certain limitations. We may stop offering telephone, fax and Internet transactions at any time in our sole discretion.

     We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

     All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

CONFIRMING TRANSACTIONS

     We will send out written statements confirming that a transaction was recently completed. Certain transactions may be confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

STATE VARIATIONS


     Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.


                         ASSET-BASED INSURANCE CHARGE,
                     WITHDRAWAL CHARGE AND OTHER DEDUCTIONS

     We deduct various charges from your Contract Value for the services provided, expenses incurred and risks assumed in connection with your Contract. The charges are:

     -- Asset-Based Insurance Charge

     -- Contract Administrative Fee

     -- Withdrawal Charge

     -- For Contracts with an Enhanced Death Benefit Rider, an extra fee

Value exceeds the Annual Increase Amount immediately before the reset; and
(2)the Owner (or oldest Joint Owner or Annuitant if the Contract is owned by a non-natural person) is not older than age [50-85] on the date of the Optional Step-Up.


     You may elect either: 1) a one-time Optional Step-Up at any Contract anniversary provided the above requirements are met, or 2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any Contract anniversary while this election is in effect, the Annual Increase Amount will reset to the Contract Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing at our Annuity Administrative Office (or by any other method acceptable to us), at least 30 days prior to the Contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh Contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent Contract anniversary unless you make a new election under the terms described above. If you discontinue Automatic Annual Step-Ups, the GMIB Plus II rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.


     We must receive your request to exercise the Optional Step-Up in writing at our Annuity Administrative Office, or by any other method acceptable to us. We must receive your request prior to the Contract anniversary for an Optional Step-Up to occur on that Contract anniversary.

     The Optional Step-Up will:

          (1) reset the Annual Increase Amount to the Contract Value on the Contract anniversary following the receipt of an Optional Step-Up election;

          (2) reset GMIB Plus II waiting period to the tenth Contract anniversary following the date the Optional Step-Up took effect; and

          (3) we may reset GMIB Plus II rider charge to a rate we shall determine that does not exceed the Maximum Optional Step-Up Charge (1.50%), provided that this rate will not exceed the rate currently applicable to the same rider available for new Contract purchases at the time of the Optional Step-Up.

     On the date of the Optional Step-Up, the Contract Value on that day will be treated as a single purchase payment received on the date of the Step-Up for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the Step-Up.

     OWNERSHIP. If the Owner is a natural person, the Owner must be the Annuitant. If a non-natural person owns the Contract, then Annuitant will be considered the Owner in determining the Income Base and GMIB Plus II annuity payments. If Joint Owners are named, the age of the older will be used to determine the Income Base and GMIB Plus II annuity payments.

     INVESTMENT ALLOCATION RESTRICTIONS. If you elect GMIB Plus II, there are certain investment allocation restrictions. (See "THE CONTRACTS--Investment Allocation Restrictions for Certain Riders.") If you elect GMIB Plus II, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination subaccounts are selected in accordance with the investment allocation restrictions.

     GUARANTEED PRINCIPAL OPTION. Starting with the tenth Contract Anniversary that is prior to the Owner's [70th- 100th] birthday, you may exercise the Guaranteed Principal Option. If the Owner is a non-natural person, the Annuitant's age is the basis for determining the birthday. If there are Joint Owners, the age of the oldest Owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible Contract Anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible Contract Anniversary.

     By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your Contract Value intended to restore your initial investment in the Contract, in lieu of receiving GMIB Plus II payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to (a) minus (b) where:

          (a) is purchase payments credited within 120 days of the date we issued the Contract (reduced proportionately by the percentage reduction in Contract Value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and

          (b) the Contract Value on the Contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

     The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable subaccount in the ratio the portion of the Contract Value in such subaccount bears to the total Contract Value in all subaccounts. It is important to note that only purchase payments made during the first 120 days that you hold the Contract are taken into consideration in determining the Guaranteed Principal Adjustment. If you anticipate making purchase payments after 120 days, you should understand that such payments will not increase the Guaranteed Principal Adjustment. However, because purchase payments made after 120 days will increase your Contract Value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, Predictor Plus II may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the Predictor Plus II for this feature.

     The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE PREDICTOR PLUS II RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The variable annuity Contract, however, will continue, and the Predictor Plus II investment allocation restrictions, described above, will no longer apply.

     EXERCISING THE GMIB PLUS II RIDER. If you exercise GMIB Plus II, you must elect to receive annuity payments under one of the following fixed annuity options:

          (1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over [70-100], the guaranteed component of the life annuity is reduced as follows:

               AGE AT ANNUITIZATION            GUARANTEE PERIOD
               --------------------            ----------------
                     [70-100].................         9
                     [70-100].................         8
                     [70-100].................         7
                     [70-100].................         6
                     [70-100].................         5

          (2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint Annuitants is greater than 10 years. (See "ANNUITY PAYMENTS.")

These options are described in the Contract and the GMIB Plus II rider. Partial annuitizations are not permitted. We reserve the right to reduce the Income Base for any Premium and Other Taxes that may apply.

     The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. As with other payout types, the amount you receive as an income payment also depends on your age, your sex, and the annuity option you select. The annuity rates in the GMIB Annuity Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB produces may be less than the amount of annuity income that would be provided by applying your Contract Value on your annuity date to then-current annuity purchase rates.

     If you exercise GMIB Plus II, your annuity payments will be the greater of:

     -- the annuity payment determined by applying the amount of the Income Base to the GMIB Annuity Table, or

     -- the annuity payment determined for the same annuity option in accordance with the base Contract. (See "ANNUITY PAYMENTS.")

     If you take a full withdrawal of your Contract Value, your Contract is terminated by us due to its small Contract Value and inactivity (see "THE CONTRACTS--Inactive Contracts"), or your Contract lapses and there remains any Income Base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the Income Base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

          (5) Termination provision g) above does not apply, and the following replaces termination provision a), above:

     The 30th day following the Contract anniversary on or following your 85th birthday.

          (6) If you elect GMIB Plus I, you are limited to allocating your purchase payments and Contract Value among the following subaccounts:

             (a) the MetLife Conservative Allocation Portfolio,

             (b) the MetLife Conservative to Moderate Allocation Portfolio,

             (c) the MetLife Moderate Allocation Portfolio, or

             (d) the MetLife Moderate to Aggressive Allocation Portfolio.

     You may elect to participate in the EDCA program, provided that your destination subaccounts are one or more of the above-listed subaccounts.

     For Contracts issued before July 16, 2007, the enhanced GMIB purchase payout rates described under "Exercising the GMIB Plus II Rider" will not be not applied.


     For Contracts issued before February 26, 2007, we offered a version of GMIB Plus I that is no longer available. Under this prior version, when we calculate the Annual Increase Amount: (1) the annual increase rate is 5% per year through the Contract Anniversary on or following the Owner's 85th birthday; and (2) the amount of total withdrawal adjustments for a Contract Year will be set equal to the dollar amount of total withdrawals in such Contract Year provided that such total withdrawals do not exceed 5% of the Annual Increase Amount on the issue date or on the prior Contract Anniversary after the first Contract Year. The rider charge for this prior version of GMIB Plus I is 0.75% of the Income Base (with a maximum charge of up to 1.50% upon the exercise of the Optional Reset feature). (See Appendix D for examples of the GMIB.)


     For Contracts issued before February 27, 2006, you may elect an Optional Reset under GMIB Plus I as described above, except that: 1) you may elect an Optional Reset on any Contract anniversary only on or after the third Contract anniversary, and you may then elect an Optional Reset at any subsequent Contract anniversary only if it has been at least three years since the last Optional Reset; and 2) you are required to affirmatively elect an Optional Reset in accordance with the procedures described above; the Automatic Annual Step-Up feature is not available. Subject to state approval, we will enhance your Contract to change the frequency of the Optional Resets from every third Contract anniversary to every Contract anniversary. You will also be able to elect Automatic Annual Step-Ups, as described above.

DESCRIPTION OF GMIB II (THE PREDICTOR)

     In states where approved, GMIB II is available only for Owners up through age 75, and you can only elect GMIB II at the time you purchase the Contract. GMIB II may be exercised after a 10-year waiting period and then only within 30 days following a Contract anniversary, provided that the exercise must occur no later than the 30-day period following the Contract anniversary on or following the Owner's 85th birthday. We may refer to GMIB II as the Predictor in marketing materials or other communications.

     GMIB II is otherwise identical to GMIB Plus II, with the following exceptions:

          (1) The additional charge for GMIB II is lower (see "ASSET BASED INSURANCE CHARGE, WITHDRAWAL CHARGE AND OTHER DEDUCTIONS--Guaranteed Minimum Income Benefit Rider").

          (2) The GMIB II Income Base is calculated as described above, except that, for purposes of calculating the Annual Increase Amount:

             a. the annual increase rate is 5% per year through the Contract anniversary on or following the Owner's 85th birthday and 0% thereafter, and

             b. the amount of total withdrawal adjustments for a Contract Year as calculated in paragraph (b)(ii)(2) of the "Income Base" section of "Description of GMIB Plus II" above will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in such Contract Year provided that such total withdrawals do not exceed 5% of the Annual Increase Amount on the issue date or on the prior Contract anniversary after the first Contract Year.

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Lifetime Withdrawal Guarantee I rider, we may increase the Lifetime Withdrawal
Guarantee I rider charge to the charge applicable to current contract purchases of the same rider at the time of the step-up, but to no more than a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version) of the Total Guaranteed Withdrawal Amount. If one of the Lifetime Withdrawal Guarantee riders is in effect, the rider charge will continue if your Remaining Guaranteed Withdrawal Amount (see "Description of the Lifetime Withdrawal Guarantee
II -- Remaining Guaranteed Withdrawal Amount") equals zero.

     The charge for the Enhanced GWB rider is equal to 0.55% of the Guaranteed Withdrawal Amount (see "Description of the Enhanced Guaranteed Withdrawal Benefit -- Guaranteed Withdrawal Amount") on the applicable Contract anniversary, prior to taking into account any Optional Reset occurring on such Contract anniversary. (For Contracts issued prior to July 16, 2007, the charge for the Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount on the applicable Contract anniversary, prior to taking into account any Optional Reset occurring on such Contract anniversary.) The charge for the GWB I rider is equal to 0.50% of the Guaranteed Withdrawal Amount on the applicable Contract anniversary, prior to taking into account any Optional Reset occurring on such Contract anniversary. If you elect an Optional Reset as permitted under the Enhanced GWB rider or the GWB I rider, we may increase the rider charge to the Enhanced GWB/GWB I rider charge applicable to current Contract purchases of the same rider at the time of the reset, but to no more than a maximum of 1.00% (for Enhanced GWB) or 0.95% (for GWB I) of the Guaranteed Withdrawal Amount. (For contracts issued prior to July 16, 2007, the maximum charge for the Enhanced GWB rider upon an Optional Reset is equal to 0.95% of the Guaranteed Withdrawal Amount.) If the Enhanced GWB or GWB I rider is in effect, the rider charge will not continue if your Benefit Base (see "Description of the Enhanced Guaranteed Withdrawal Benefit -- Benefit Base") equals zero.


     WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 9% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "ASSET BASED INSURANCE CHARGE, WITHDRAWAL CHARGE AND OTHER DEDUCTIONS--Withdrawal Charge" and "THE CONTRACTS--Systematic Withdrawals.")



     TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


     TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GWB AND LWG RIDERS IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE BENEFIT BASE (REMAINING GUARANTEED WITHDRAWAL AMOUNT UNDER THE LIFETIME WITHDRAWAL GUARANTEE RIDERS) AT THE TIME OF THE WITHDRAWAL, IF THE BENEFIT BASE (OR REMAINING GUARANTEED WITHDRAWAL AMOUNT) IS GREATER THAN THE CONTRACT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISOR PRIOR TO PURCHASE.

     GWB, LIFETIME WITHDRAWAL GUARANTEE AND DECEDENT CONTRACTS. In the event a Lifetime Withdrawal Guarantee rider is made available for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other Contract which is being "stretched" by a beneficiary after the death of the Owner or after the death of the Annuitant in certain cases) and the beneficiary, as required under tax rules, is to receive required minimum distributions prior to attaining age 59 1/2, the required minimum distributions received from the Contract will have the effect of eliminating the lifetime payments under the Lifetime Withdrawal Guarantee. Under the tax rules, such Contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the Owner's death. Therefore the Lifetime Withdrawal Guarantee riders are not appropriate for purchase under a decedent's IRA by a beneficiary who has not attained age 59 1/2.

     Note that the Lifetime Withdrawal Guarantee II, Lifetime Withdrawal Guarantee, Enhanced GWB and GWB I riders are not appropriate for purchase by a beneficiary under a decedent's Non-Qualified Contract.

     (See Appendix E for examples of the GWB riders.)

DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE II

     TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Lifetime Withdrawal Guarantee II rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the Total Guaranteed Withdrawal Amount . The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $10,000,000) by each additional purchase payment. For purposes of calculating the Total Guaranteed Withdrawal Amount, the B Plus Class bonus credits are not included. If you take a withdrawal that does not exceed the Annual Benefit Payment (see

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"Annual Benefit Payment" below), then we will not reduce the Total Guaranteed
Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, you take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceeds the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the withdrawal reduces the Contract Value. We refer to this type of withdrawal as an Excess Withdrawal.

     REMAINING GUARANTEED WITHDRAWAL AMOUNT. The Remaining Guaranteed Withdrawal Amount is the remaining amount you are guaranteed to receive over time. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $10,000,000) by additional purchase payments. If you take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount by the amount of the Non-Excess Withdrawal. If, however, you take an Excess Withdrawal, then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal reduces the Contract Value. Each withdrawal will include any applicable withdrawal charge.

     [1-10]% COMPOUNDING INCOME AMOUNT. On each Contract anniversary until the earlier of: (a) the date of the second withdrawal from the Contract or (b) the tenth Contract anniversary, we increase the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by an amount equal to [1-10]% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $10,000,000). We may also increase the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount by the Automatic Annual Step-Up (discussed below), if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.

     ANNUAL BENEFIT PAYMENT. The initial Annual Benefit Payment is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age [70-90]). If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional purchase payments, the [1-10]% Compounding Income Amount, the Automatic Annual Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age [70-90]).

IT IS IMPORTANT TO NOTE:


     -- If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Contract Value declines to zero. This means if your Contract Value is depleted due to a Non-Excess Withdrawal or the deduction of the, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay you the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Contract Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to you each year until your Remaining Guaranteed Withdrawal Amount is depleted. This guarantees that you will receive your purchase payments regardless of market performance so long as you do not take Excess Withdrawals; however, you will not be guaranteed income for the rest of your life.



     -- If you take your first withdrawal on or after the date you reach age
       59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider was elected, and your spouse elects to continue the Contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or Contract Value declines to zero. This means if your Remaining Guaranteed Withdrawal Amount and/or your Contract Value is depleted due to a Non-Excess Withdrawal or the deduction of the rider charge, we will pay to you the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Contract Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to you each year for the rest of your life (and your spouse's life, if applicable). Therefore, you will be guaranteed income for life.


     -- If you take your first withdrawal on or after the date you reach age
       [70-90], your Annual Benefit payment will be set equal to a 6% Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount.

     -- IF YOU HAVE ELECTED THE LWG II, YOU SHOULD CAREFULLY CONSIDER WHEN TO
       BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE LWG II. FOR EXAMPLE, WE NO LONGER INCREASE YOUR TOTAL GUARANTEED WITHDRAWAL AMOUNT BY THE [1-10]% COMPOUNDING INCOME AMOUNT ONCE YOU MAKE YOUR SECOND WITHDRAWAL. HOWEVER, IF YOU DELAY TAKING WITHDRAWALS FOR TOO LONG, YOU MAY LIMIT

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THE NUMBER OF YEARS AVAILABLE FOR YOU TO TAKE WITHDRAWALS IN THE FUTURE (DUE TO
LIFE EXPECTANCY) AND YOU MAY BE PAYING FOR A BENEFIT YOU ARE NOT USING.

     -- At any time during the accumulation phase, you can elect to annuitize under current annuity rates in lieu of continuing the LWG II rider. This may provide higher income amounts and/or different tax treatment than the payments received under the LWG II rider.

     MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have made an Excess Withdrawal. If you do take an Excess Withdrawal, we will recalculate the Total Guaranteed Withdrawal Amount and reduce the Annual Benefit Payment to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age [70-90]).

     In addition, as noted above, if you take an Excess Withdrawal, we will reduce the Remaining Total Guaranteed Withdrawal Amount in the same proportion that the withdrawal reduces the Contract Value. These reductions in the Total Guaranteed Withdrawal Amount, Annual Benefit Payment, and Remaining Guaranteed Withdrawal Amount may be significant. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Contract Value to decline to zero.

     You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount (or 6% if you make your first withdrawal on or after the date you reach age [70-90]), you cannot withdraw 3% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 7% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.

     AUTOMATIC ANNUAL STEP-UP. On each Contract anniversary prior to the Owner's [70th-100th] birthday, an Automatic Annual Step-Up will occur, provided that the Contract Value exceeds the Total Guaranteed Withdrawal Amount immediately before the Step-Up (and provided that you have not chosen to decline the Step-Up as described below).

     The Automatic Annual Step-Up will:

     -- reset the Total Guaranteed Withdrawal Amount and the Remaining
       Guaranteed Withdrawal Amount to the Contract Value on the date of the Step-Up, up to a maximum of $10,000,000, regardless of whether or not you have taken any withdrawals.

     -- reset the Annual Benefit Payment equal to 5% of the Total Guaranteed
       Withdrawal Amount after the Step-Up (or 6% if you make your first withdrawal on or after the date you reach age [70-90]); and

     -- reset the LWG II rider charge to a rate we shall determine that does not exceed the maximum charge of 1.25% (Single Life version) or 1.50% (Joint Life version), provided that this rate will not exceed the rate currently applicable to the same rider available for new Contract purchases at the time of the step-up.

     In the event that the charge applicable to Contract purchases at the time of the Step-Up is higher than your current LWG II rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable Contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing at our Annuity Administrative office no less than seven calendar days prior to the applicable Contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing at our Annuity Administrative office that you wish to reinstate the Step-Ups. This reinstatement will take effect at the next Contract anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make purchase payments that would cause your Contract Value to approach $10,000,0000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $10,000,000.

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     REQUIRED MINIMUM DISTRIBUTIONS.  For IRAs and other Contracts subject to
Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, after the first Contract Year, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amounts are greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount will be treated as Excess Withdrawals if they exceed your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Administrative Office.


     INVESTMENT ALLOCATION RESTRICTIONS. If you elect the LWG II rider, there are certain investment allocation restrictions. Please see "THE
CONTRACTS--Investment Allocation Restrictions For Certain Riders".

     JOINT LIFE VERSION.  A Joint Life version of the LWG II rider is available
for a charge of [     ]% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.50%). Like the Single Life version of the LWG II rider, the Joint Life version must be elected at the time you purchase the Contract, and the Owner (or oldest Joint Owner) must be age 85 or younger. Under the Joint Life version, when the Owner of the Contract dies (or when the first Joint Owner dies), the LWG II rider will automatically remain in effect only if the spouse is the primary beneficiary and elects to continue the Contract under the spousal continuation provisions. (See "THE CONTRACTS--Options for Death Proceeds.") This means that if you purchase the Joint Life version and subsequently get divorced, or your spouse is no longer the primary beneficiary at the time of your death, he or she will not be eligible to receive payments under the LWG II rider. If the spouse is younger than age 59 1/2 when he or she elects to continue the Contract, the spouse will receive the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. If the spouse is age 59 1/2 or older when he or she elects to continue the Contract, the spouse will receive the Annual Benefit Payment each year for the remainder of his or her life. In situations in which a trust is both the Owner and beneficiary of the Contract, the Joint Life version of the LWG II would not apply.

     CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the LWG II rider on the Contract anniversary every five Contract Years for the first 15 Contract Years and annually thereafter. We must receive your cancellation request within 30 days following the eligible Contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing). The cancellation will take effect upon our receipt of your request. If cancelled, the LWG II rider will terminate, we will no longer deduct the LWG II rider charge, and the investment allocation restrictions described in "Investment Allocation Restrictions For Certain Riders" will no longer apply. The variable annuity Contract, however, will continue.

     If you cancel the LWG II rider on the fifteenth Contract anniversary or any eligible Contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Contract Value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the Contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a)-(b) where:

          (a) is purchase payments credited within 120 days of the date that we issued the Contract, reduced proportionately by the percentage reduction in Contract Value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and

          (b) is the Contract Value on the date of cancellation.

     The Guaranteed Principal Adjustment will be added to each applicable subaccount in the ratio the portion of the Contract Value in such subaccount bears to the total Contract Value in all subaccounts. The Guaranteed Principal Adjustment will never be less than zero.

     Only purchase payments made during the first 120 days that you hold the Contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract Owners who anticipate making purchase payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase payments made after 120 days are added to your Contract Value and impact whether or not a benefit is due. Therefore, the LWG II may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the LWG II for its Guaranteed Principal Adjustment feature.

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                                   APPENDIX F
                        ENHANCED DEATH BENEFIT EXAMPLES

     The purpose of these examples is to illustrate the operation of the death benefit base under the Enhanced Death Benefit rider. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a Contract Owner and the investment experience of the Eligible Funds. The examples do not reflect the deduction of fees and charges.

(1)  WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT

Dollar-for-dollar adjustment when withdrawal is less than or equal to 6% of the Annual Increase Amount from the prior contract anniversary


     Assume the initial purchase payment is $100,000 and the Enhanced Death Benefit is selected. Assume the Contract Value at the first Contract Anniversary is $100,000. The Annual Increase Amount at the first Contract Anniversary will be $106,000 ($100,000 increased by 6% per year, compounded annually). Assume that on the first Contract Anniversary, $6,000 is withdrawn (leaving an account balance of $94,000). Because the withdrawal is less than or equal to 6% of the Annual Increase Amount from the prior Contract Anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($106,000 -- $6,000 = $100,000). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount at the second Contract Anniversary will be $106,000 ($100,000 increased by 6% per year, compounded annually).


Proportionate adjustment when withdrawal is greater than 6% of the Annual Increase Amount from the prior Contract Anniversary

     Assume the initial purchase payment is $100,000 and the Enhanced Death Benefit is selected. Assume the Contract Value at the first Contract Anniversary is $100,000. The Annual Increase Amount at the first Contract Anniversary will be $106,000 ($100,000 increased by 6% per year, compounded annually). Assume that on the first Contract Anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 6% of the Annual Increase Amount from the prior Contract Anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($106,000) multiplied by the percentage reduction in the Contract Value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $95,400 ($106,000 x 10% = $10,600; $106,000 -- $10,600 = $95,400).
Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount at the second Contract Anniversary will be $101,124 ($95,400 increased by 6% per year, compounded annually).

(2)  THE 6% ANNUAL INCREASE AMOUNT

Example

     Assume the Owner of the Contract is a male, age 55 at issue, and he elects the Enhanced Death Benefit rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the Contract issue date, the 6% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 6% Annual Increase Amount is calculated at each Contract Anniversary (through the Contract Anniversary on or following the Owner's 90th birthday). At the tenth Contract Anniversary, when the Owner is age 65, the 6% Annual Increase Amount is $179,085 ($100,000 increased by 6% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.

Determining a death benefit based on the Annual Increase Amount

     Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your Contract Value fluctuates above and below your initial purchase payment depending on the investment performance of the subaccounts you selected. The 6% Annual Increase Amount, however, accumulates an amount equal to your purchase payments at the Annual Increase Rate of 6% per annum, until the Contract Anniversary on or following the Contract Owner's 90th birthday. The 6% Annual Increase Amount is also adjusted for any withdrawals (including any applicable Withdrawal Charge) made during this period. The 6% Annual Increase Amount line is the value upon which a future death benefit amount can be based (if it is greater than the Highest Anniversary Value and Contract Value on the date the death benefit amount is determined).

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(3)  THE HIGHEST ANNIVERSARY VALUE

Example

     Assume, as in the example in section (2) above, the Owner of the Contract is a male, age 55 at issue, and he elects the Enhanced Death Benefit rider. He makes an initial purchase payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the Contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial Purchase Payment). Assume the Contract Value on the first Contract Anniversary is $108,000 due to good market performance. Because the Contract Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Contract Value ($108,000). Assume the Contract Value on the second Contract Anniversary is $102,000 due to poor market performance. Because the Contract Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.

     Assume this process is repeated on each Contract Anniversary until the tenth Contract Anniversary, when the Contract Value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal the Contract Value ($155,000).

Determining a death benefit based on the Highest Anniversary Value

     Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each Contract Anniversary if the Contract Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the Contract Anniversary immediately prior to the Contract Owner's 80th birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable Withdrawal Charge) or any additional payments made. The Highest Anniversary Value line is the value upon which a future death benefit amount can be based (if it is greater than the Annual Increase Amount and Contract Value on the date the death benefit amount is determined).

(4)  PUTTING IT ALL TOGETHER

Example

     Continuing the examples in sections (2) and (3) above, assume the Owner dies after the tenth Contract Anniversary but prior to the eleventh Contract Anniversary, and on the date the death benefit amount is determined, the Contract Value is $150,000 due to poor market performance. Because the 6% Annual Increase Amount ($179,085) is greater than the Highest Anniversary Value ($155,000), the 6% Annual Increase Amount ($179,085) is used as the death benefit base. Because the death benefit base ($179,085) is greater than the Contract Value ($150,000), the death benefit base will be the death benefit amount.

     The above example does not take into account the impact of premium and other taxes.

     THE DEATH BENEFIT BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE DEATH BENEFIT AMOUNT AND THE CHARGE FOR THE BENEFIT.

(5)  THE OPTIONAL STEP-UP

     Assume your initial Purchase Payment is $100,000 and no withdrawals are taken. The 6% Annual Increase Amount increases to $106,000 on the first anniversary ($100,000 increased by 6% per year, compounded annually). Assume your Contract Value at the first Contract Anniversary is $110,000 due to good market performance, and you elect an Optional Step-Up.

     The effect of the Optional Step-Up election is:

     (1) The 6% Annual Increase Amount resets from $106,000 to $110,000; and

     (2) The Enhanced Death Benefit rider charge is reset to the fee we charge new Contract Owners for the Enhanced Death Benefit at that time.

     The 6% Annual Increase Amount increases to $116,600 on the second anniversary ($110,000 increased by 6% per year, compounded annually). Assume your Contract Value at the second Contract Anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Step-Up at this time, because the Contract Value is less than the 6% Annual Increase Amount.

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(6)  THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP

     Assume your initial investment is $100,000 and no withdrawals are taken. The 6% Annual Increase Amount increases to $106,000 on the first anniversary ($100,000 increased by 6% per year, compounded annually). Assume your Contract Value at the first Contract Anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first Contract Anniversary. Because your Contract Value is higher than your 6% Annual Increase Amount, an Optional Step-Up will automatically occur.

     The effect of the Optional Step-Up is:

     (1) The 6% Annual Increase Amount resets from $106,000 to $110,000; and

     (2) The Enhanced Death Benefit rider charge is reset to the fee we charge new Contract Owners for the Enhanced Death Benefit at that time.

     The 6% Annual Increase Amount increases to $116,600 on the second anniversary ($110,000 increased by 6% per year, compounded annually). Assume your Contract Value at the second Contract Anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Contract Value is higher than your 6% Annual Increase Amount, an Optional Step-Up will automatically occur.

     The effect of the Optional Step-Up is:

     (1) The 6% Annual Increase Amount automatically resets from $116,600 to $120,000; and

     (2) The Enhanced Death Benefit rider charge is reset to the fee we charge new Contract Owners for the Enhanced Death Benefit at that time.

     Assume your Contract Value increases by $10,000 at each Contract Anniversary in years three through seven. At each Contract Anniversary, your Contract Value would exceed the 6% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

     The effect of each Optional Step-Up is:

     (1) The 6% Annual Increase Amount automatically resets to the higher Contract Value; and

     (2) The Enhanced Death Benefit rider charge is reset to the fee we charge new Contract Owners for the Enhanced Death Benefit at that time.

     After the seventh Contract Anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up. The 6% Annual Increase Amount increases to $180,200 on the eighth anniversary ($170,000 increased by 6% per year, compounded annually). Assume your Contract Value at the eighth Contract Anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Contract Value is lower than your 6% Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the 6% Annual Increase Amount remains at $180,200 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 6% annually (subject to adjustments for additional Purchase Payments and/or withdrawals) through the Contract Anniversary on or after your 90th birthday. Also, please note the Enhanced Death Benefit rider charge remains at its current level.

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